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               UNITED STATES                             OMB APPROVAL
     SECURITIES AND EXCHANGE COMMISSION
           WASHINGTON, D.C. 20549                OMB Number:        3235-0058

                FORM 12B-25                      Expires:      March 31, 2006

        NOTIFICATION OF LATE FILING              Estimated average burden
                                                 hours per response      2.50
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                                                ------------------------------
                                                      SEC FILE NUMBER
                                                         000-22474
                                                ------------------------------
                                                        CUSIP NUMBER
                                                         02476B 10 6
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(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

             For Period Ended:  fiscal year ended June 30, 2004
                                -------------------------------
             [ ]  Transition Report on Form 10-K
             [ ]  Transition Report on Form 20-F
             [ ]  Transition Report on Form 11-K
             [ ]  Transition Report on Form 10-Q
             [ ]  Transition Report on Form N-SAR
             [ ]  For the Transition Period Ended: ___________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
         THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable
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PART I -- REGISTRANT INFORMATION

AMERICAN BUSINESS FINANCIAL SERVICES, INC.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

100 Penn Square East
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Address of Principal Executive Office (Street and Number)

Philadelphia, PA  19107
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   [X]   (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form
                 N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

SEC 1344              PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
(07-03)               INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
Previous versions     RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY  VALID OMB
obsolete              CONTROL NUMBER.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

         The Form 10-K for the fiscal year ended June 30, 2004 for American Business Financial Services, Inc. (the "Company") could not be filed within the prescribed period because the Company is in the process of finalizing the terms of a new credit facility to replace an expiring facility, which was recently extended to November 5, 2004 in order to allow time to complete this transaction. The Company is also negotiating the terms of additional credit facilities to supplement its existing facilities. These negotiations were ongoing as of the date hereof. Because the negotiations relating to the new credit facilities were not completed prior to September 28, 2004, the day on which the Company's annual report on Form 10-K was due, the Company could not give effect to their potential impact on the Company's liquidity and the disclosures set forth in the annual report without unreasonable effort or expense. The Company believes that, if negotiations are successfully completed, definitive agreements or binding commitment letters will be executed in time to allow for the inclusion of their potential impact in the annual report that is expected to be filed on or prior to October 13, 2004. There can be no assurance that the Company will be successful in entering into definitive agreements with respect to these facilities currently being negotiated.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Albert W. Mandia                  (215)                940-4000
--------------------------       -----------------   ---------------------
          (Name)                    (Area Code)        (Telephone Number)
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                             [X] Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                         [X] Yes     No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A to this Form 12b-25 for an explanation of the anticipated change.

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                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
      ---------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 2004           By   /s/ Albert W. Mandia
                                         -----------------------------------
                                         Name: Albert W. Mandia
                                         Title:   Executive Vice President
                                                  and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


---------------------------------- ATTENTION -----------------------------------

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                                    EXHIBIT A

         The Company anticipates incurring a loss for the quarter and the fiscal year ended June 30, 2004. The loss, before preferred stock dividends, for fiscal 2004 is expected to be in the range of $110 to $114 million. The loss, before preferred stock dividends, for the quarter ended June 30, 2004, is expected to be in the range of $26.0 million to $30.0 million as compared to a loss of $34.1 million for the quarter ended June 30, 2003.











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